Exhibit 99.1

INTERIM FINANCIAL REPORT

HALF-YEAR ENDED

30 JUNE 2015

ABN 76 112 202 883

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

DIRECTORS’ REPORT

Your Directors submit the financial report of Sundance Energy Australia Limited (the “Company” or “the consolidated group”) for the half-year ended 30 June 2015.

Directors

The names of each person who has been a Director during the half-year and to the date of this report are:

Michael D. Hannell — Non-Executive Chairman

Eric P. McCrady — Managing Director and CEO

Damien A. Hannes — Non-Executive Director

Neville W. Martin — Non—Executive Director

Weldon Holcombe — Non-Executive Director

Company Secretary

Damien Connor has been the Company Secretary during the half-year and to the date of this report.

Review of Operations

Revenues and Production.  The following table provides the components of our revenues for the six-months ended 30 June 2015 and 2014, as well as each period’s respective sales volumes:

	Six-months ended 30 June		Change in	Change
	2015	2014	$	as %
Revenue (In $ ‘000s)
Oil sales	$50,347	$61,720	$(11,373)	(18.4)%
Natural gas sales	2,707	3,833	(1,126)	(29.4)%
Natural gas liquids (NGL) sales	2,058	3,858	(1,800)	(46.7)%
Product revenue	$55,112	$69,411	$(14,299)	(20.6)%

	Six-months ended 30 June		Change in	Change
	2015	2014	Volume	as %
Net sales volumes:
Oil (Bbls)	1,025,402	636,386	389,016	61.1%
Natural gas (Mcf)	1,217,927	805,351	412,576	51.2%
NGL (Bbls)	149,594	105,865	43,729	41.3%
Oil equivalent (Boe)	1,377,984	876,475	501,509	57.2%

Barrel of oil equivalent (Boe) and average net daily production (Boe/d).  Sales volume increased by 501,509 Boe (57.2%) to 1,377,984 Boe (7,613 Boe/d) for the six-months ended 30 June 2015 compared to 876,475 Boe (4,842 Boe/d) for the same period in prior year due to successfully bringing online 52 gross (33.7 net) producing wells in the trailing twelve months (since 30 June 2014), primarily in the Eagle Ford.  Sales volume exclude 170,710 Boe (943 Boe/d) and 76,207 Boe (421 Boe/d) of flared production for the six-months ended 30 June 2015 and 2014, respectively.  Including flared volumes, daily production was 8,556 Boe/d and 5,263 Boe/d for the six-months ended 30 June 2015 and 2014, respectively.

The Eagle Ford contributed 6,296 Boe/d (82.7%) of total sales volume during the six-months ended 30 June 2015 compared to 2,642 Boe/d (54.6%) during the same period in prior year (a 138.3% year-over-year increase). Mississippian/Woodford contributed 1,317 Boe/d (17.3%) of total sales volume during the six-months ended 30 June 2015 compared to 1,366 Boe/d (28.2%) during the same period in prior year. In the second-half of 2014, we disposed of our remaining interests in the Bakken Formation and DJ Basin assets, which collectively had 835 Boe/d (17.2%) of sales volume during the six-months ended 30 June 2014.

Our sales volume is oil-weighted, with oil representing 74% and 73% of total sales volume for the six-months ended 30 June 2015 and 2014, respectively.

Oil sales.  Oil sales decreased by $11.4 million (18.4%) to $50.3 million for the six-months ended 30 June 2015 from $61.7 million for the same period in prior year. The decrease in oil revenues was the result of lower product pricing ($49.1 million), partially offset by increased oil production volumes ($37.7 million). Oil production volumes increased 61% to 1,025,402 Bbls for the six-months ended 30 June 2015 compared to 636,386 Bbls for the same period in prior year. The average realised price on the sale of oil decreased by 49% to $49.10 per Bbl for the six-months ended 30 June 2015 from $96.99 per Bbl for the same period in prior year.

Natural gas sales.  Natural gas sales decreased by $1.1 million (29.4%) to $2.7 million for the six-months ended 30 June 2015 from $3.8 million for the same period in prior year. The decrease in natural gas revenues was primarily the result of lower product pricing ($3.1 million), partially offset by increased production volumes ($2.0 million). Natural gas production volumes increased 412,576 Mcf (51.2%) to 1,217,927 Mcf for the six-months ended 30 June 2014 compared to 805,351 Mcf for the same period in prior year. The average realised price on the sale of natural gas decreased by 53% to $2.22 per Mcf for the six-months ended 30 June 2015 from $4.76 per Mcf for the same period in prior year.

NGL sales.  NGL sales decreased by $1.8 million (46.7%) to $2.1 million for the six-months ended 30 June 2015 from $3.9 million for the same period in prior year.  The decrease in NGL revenues was primarily the result of lower product pricing ($3.4 million), partially offset by increased production volumes ($1.6 million).  NGL production volumes increased 43,729 Bbls (41.3%) to 149,594 Bbls for the six-months ended 30 June 2015 compared to 105,865 Bbls for the same period in prior year. The average realised price on the sale of natural gas liquids decreased by 62% to $13.75 per Bbl for the six-months ended 30 June 2015 from $36.45 per Bbl for the same period in prior year.

	Six-months ended 30 June
Selected per Boe metrics	2015	2014	Change	Percent
Total oil, natural gas and NGL revenue	$39.99	$79.19	$(39.20)	(49.5)%
Lease operating expense (LOE)	(6.36)	(7.39)	1.03	14.0%
Production tax expense	(2.35)	(4.57)	2.22	48.6%
Depreciation and amortisation expense	(35.44)	(35.55)	0.11	0.3%
General and administrative expense (G&A)	(6.38)	(10.58)	4.20	39.7%
Total operating costs	$(50.53)	$(58.09)	$7.56	13.0%
Net operating revenue (costs)	$(10.54)	$21.10	$(31.64)

Lease operating expenses.  Lease operating expenses (LOE) increased by $2.3 million (35.3%) to $8.8 million for the six-months ended 30 June 2015 from $6.5 million for the same period in prior year but decreased $1.03 per Boe to $6.36 per Boe from $7.39 per Boe. The decrease in LOE per Boe is primarily due to the implementation of several changes in our field operation and a higher concentration of production in lower cost operating areas.

Production taxes.  Production taxes decreased by $0.8 million (19.2%) to $3.2 million for the six-months ended 30 June 2015 due to lower overall revenue, but stayed relatively flat as a percent of revenue (5.9% compared to 5.8% in the prior period.)

Depreciation and amortisation expense, including depletion.  Depreciation and amortisation expense increased by $17.7 million (56.7%) to $48.8 million for the six-months ended 30 June 2015 from $31.2 million for the same period in prior year. The increase is in-line with our production increase (57.2%).

General and administrative expenses.  General and administrative expenses decreased by $0.5 million (5.2%) to $8.8 million for the six-months ended 30 June 2015 from $9.3 million for the same period in prior year.  G&A per Boe decreased by 39.7% to $6.38 for the six-months ended 30 June 2015 as compared to $10.58 per Boe for the same period in prior year. The decrease in general and administrative expenses per Boe is driven by lower overall costs combined with increased production levels.

Impairment expense.  Impairment expense of $16.0 million for the six-months ended 30 June 2015 was related to the write-down of the Company’s Mississippian/Woodford development and production assets ($2.6 million) and exploration and evaluation expenditures ($13.4 million).  The impairment is primarily the result of a prolonged decrease in commodity pricing, which has decreased the fair value of the Company’s oil and gas assets.  The Company did not record an impairment of its Eagle Ford assets as at 30 June 2015.

Finance costs. Finance costs, net of amounts capitalised to exploration and development, increased by $1.6 million to $2.4 million for the six-months ended 30 June 2015 as compared to $0.8 million in the same period in prior year. The increase primarily relates to higher average outstanding credit facility amounts in the six-months ended 30 June 2015 as compared to the same period in prior year.

Loss on derivative financial instruments. The loss on derivative financial instruments decreased by $1.8 million to a $0.5 million loss for the six-months ended 30 June 2015 as compared to $2.2 million in the same period in prior year.  The loss on commodity hedging consisted of $5.6 million of unrealised losses on commodity derivative contracts, offset by $5.1 million of realised gains on commodity derivative contracts.  The Company paid $0.7 million for commodity derivative contracts in the six-months ended 30 June 2015.

Adjusted EBITDAX.  Adjusted EBITDAX is defined as earnings before interest expense, debt extinguishment costs, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non-current assets, exploration expense, share-based compensation and gains and losses on commodity hedging, net of settlements of commodity hedging.  For the six-months ended 30 June 2015, adjusted EBITDAX was $41.3 million, or 75% of revenue, compared to $50.1 million, or 72% of revenue, from the same period in prior year.

The following table presents a reconciliation of the profit (loss) attributable to owners of Sundance to Adjusted EBITDAX:

	Six-months ended 30 June
	2015	2014

IFRS Profit (Loss) Reconciliation to Adjusted EBITDAX (In $ ‘000s):
Profit (loss) attributable to owners of Sundance	$(21,695)	$12,669
Income tax (recovery) expense	(12,201)	1,831
Finance costs, net of amounts capitalised and interest received	2,411	699
Loss on debt extinguishment	1,451	—
Loss on commodity hedging	468	2,245
Settlement of commodity hedging	5,082	(587)
Depreciation and amortisation expense	48,835	31,159
Impairment expense	15,985	—
Exploration expense	152	—
Stock compensation, value of services	1,902	1,201
(Gain) loss on sale of non-current assets	(1,107)	878
Adjusted EBITDAX	$41,283	$50,095

Development

The Company’s development activities are primarily focused in the Eagle Ford. Costs incurred for drilling and completions during the six-months ended 30 June 2015 totalled $39.1 million, which met the Company’s down-cycle objective to manage the business within operating cash flows of $42.0 million.  This investment resulted in the addition of 5 gross (4.0 net) Sundance operated wells into production.  An additional 25 gross (15.7 net) wells were drilling, being prepared for fracture stimulation or testing as at 30 June 2015.

During the six-months ended 30 June 2015, the Company invested $12.6 million of capital expenditures related to the installation of a hydrogen sulphide (H2S) treatment facility to reduce or eliminate flared natural gas production, facilities and other development projects that are expected to reduce lease operating expenses, with an average project pay-back period of six months.

Exploration

During the six-months ended 30 June 2015, the Company acquired over 13,000 net Eagle Ford acres for approximately $14.1 million, bringing its total Eagle Ford acreage to over 33,000 net acres (exclusive of the 5,500 net acres acquired from New Standard Energy Ltd).  Mississippian/Woodford formation acreage additions during the period were immaterial and the Company expects to allow a significant number of leases to expire in the second half of 2015.

Acquisition of Oil and Gas Assets

Subsequent to 30 June 2015, the Company completed the acquisition of New Standard Energy Ltd’s (NSE) U.S (Eagle Ford assets) and Cooper Basin assets (PEL570).  The Eagle Ford assets acquired include approximately 5,500 net acres in Atascosa County, 7 gross producing wells with approximately 175 net Boe/d of current production and two wells that have been drilled but not yet completed.  The Cooper Basin asset acquired is a 17.5% working interest in the PEL570 concession.  Consideration for the acquisition included $15.0 million to repay NSE’s note with Credit Suisse, the issuance of 6 million new fully paid ordinary Company shares and the assumption of net working capital deficit of approximately $0.9 million.  Approximately 1.5 million of the 6 million Company shares will be held in escrow until resolution of due diligence.

Financial Position

As at 30 June 2015, the Company was in a strong financial position with $98.5 million of liquidity and a low leverage profile of 1.3x debt to trailing twelve-month Adjusted EBITDAX.  The Company had oil derivative contracts covering 1,362,000 Bbls through 2019 with an average floor of and ceiling of $57.82 and $79.98, respectively.  Of that 1,362,000 Bbls, 316,000 Bbls relate to second half 2015 and have an average floor of $66.74.

Auditor’s Declaration

The auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5 for the half-year ended 30 June 2015.

Signed in accordance with a resolution of the Board of Directors.

Mike Hannell

Chairman
Adelaide
Dated this 9th day of September 2015

AUDITOR’S INDEPENDENCE DECLARATION

680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

Auditor’s Independence Declaration to the Directors of Sundance Energy Australia Limited

In relation to our review of the financial report of Sundance Energy Australia Limited for the half-year ended 30 June 2015, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Michael Elliott
Partner
Sydney
9 September 2015

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the half-year ended 30 June 2015

		Consolidated Group
		30 June 2015	30 June 2014
	Note	US$’000	US$’000
		(unaudited)	(unaudited)
Revenue	2	$55,112	$69,411
Lease operating and production tax expense	3	(11,999)	(10,488)
Depreciation and amortisation expense		(48,835)	(31,159)
General and administrative expense	4	(8,790)	(9,270)
Impairment expense	6	(15,985)	—
Finance costs, net of amounts capitalised		(2,411)	(805)
Loss on debt extinguishment	8	(1,451)	—
Gain / (loss) on sale of non-current assets		1,107	(878)
Loss on derivative financial instruments		(468)	(2,245)
Other expense		(176)	(66)

Profit/(loss) before income tax		(33,896)	14,500

Income tax recovery/(expense)	5	12,201	(1,831)

Profit/(loss) attributable to owners of the Company		(21,695)	12,669

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		(290)	1,394
Total other comprehensive (loss) income		(290)	1,394

Total comprehensive income/(loss) attributable to owners of the Company		$(21,985)	$14,063

Earnings/(loss) per share		Cents	Cents
Basic	7	(3.9)	2.5
Diluted	7	(3.9)	2.5

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

As at 30 June 2015

		Consolidated Group
		30 June 2015	31 December 2014
	Note	US$’000	US$’000
		(unaudited)	(audited)
CURRENT ASSETS
Cash and cash equivalents		$3,493	$69,217
Trade and other receivables		20,151	25,994
Derivative financial instruments	9	3,869	7,801
Income tax receivables		2,697	2,697
Other current assets		7,488	8,336
TOTAL CURRENT ASSETS		37,698	114,045

NON-CURRENT ASSETS
Development and production assets		527,875	519,013
Exploration and evaluation expenditure		152,213	155,130
Property and equipment		1,581	1,554
Derivative financial instruments	9	745	1,782
Deferred tax assets	5	3,030	3,998
Other non-current assets		—	998
TOTAL NON-CURRENT ASSETS		685,444	682,475

TOTAL ASSETS		$723,142	$796,520

CURRENT LIABILITIES
Trade and other payables		26,790	46,861
Accrued expenses		31,811	72,333
Derivative financial instruments	9	—	130
TOTAL CURRENT LIABILITIES		58,601	119,324

NON-CURRENT LIABILITIES
Credit facility, net of deferred financing fees	8	150,446	128,805
Restoration provision		9,383	8,866
Deferred tax liabilities		89,329	102,668
Other non-current liabilities		460	1,851
TOTAL NON-CURRENT LIABILITIES		249,618	242,190

TOTAL LIABILITIES		$308,219	$361,514

NET ASSETS		$414,923	$435,006

EQUITY
Issued capital		306,853	306,853
Share option reserve		9,452	7,550
Foreign currency translation reserve		(1,122)	(832)
Retained earnings		99,740	121,435
TOTAL EQUITY		$414,923	$435,006

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF CHANGES IN EQUITY

For the half-year ended 30 June 2015

	Issued	Share Option	Foreign Currency Translation	Retained
	Capital	Reserve	Reserve	Earnings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 31 December 2013	237,008	5,635	(1,516)	106,114	347,241

Profit attributable to owners of the Company	—	—	—	12,669	12,669

Other comprehensive income for the period	—	—	1,394	—	1,394
Total Comprehensive income for the period	—		1,394	12,669	14,063

Shares issued in connection with
a) private placement	72,178	—	—	—	72,178
b) exercise of stock options	100	—	—	—	100

Cost of capital raising, net of tax benefit	(2,593)	—	—	—	(2,593)

Stock compensation value of services	—	1,201	—	—	1,201

Balance at 30 June 2014	306,693	6,836	(122)	118,783	432,190

Balance at 31 December 2014	306,853	7,550	(832)	121,435	435,006

Loss attributable to owners of the Company	—	—	—	(21,695)	(21,695)

Other comprehensive loss for the period	—	—	(290)	—	(290)
Total Comprehensive loss for the period	—	—	(290)	(21,695)	(21,985)

Stock compensation value of services	—	1,902	—	—	1,902

Balance at 30 June 2015	306,853	9,452	(1,122)	99,740	414,923

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

For the half-year ended 30 June 2015

	Consolidated Group
	30 June 2015	30 June 2014
	US$000	US$000
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales	$59,899	$70,571
Payments to suppliers and employees	(22,713)	(21,570)
Interest received	14	106
Derivative (payments) proceeds	5,752	(665)
Purchase of commodity derivative contracts	(690)	—
Income taxes paid	(250)	(14,400)

NET CASH PROVIDED BY OPERATING ACTIVITIES	42,012	34,042

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure	(110,411)	(191,116)
Payments for exploration expenditure	(15,495)	(18,035)
Payments for acquisition of oil and gas properties	—	(3,300)
Final settlement subsequent to sale of non-current asset	—	(4,161)
Payments for property and equipment	(303)	(654)
Other investing activities	(190)	(101)

NET CASH USED IN INVESTING ACTIVITIES	(126,399)	(217,367)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares	—	72,278
Payments for the costs of capital raisings	—	(3,776)
Borrowing costs paid, net of capitalised portion	(1,133)	(661)
Deferred financing fees capitalised	(4,660)	—
Proceeds from borrowings	170,000	80,000
Repayments of borrowings	(145,000)	(30,000)

NET CASH PROVIDED BY FINANCING ACTIVITIES	19,207	117,841

Net decrease in cash and cash equivalents held	(65,180)	(65,484)

Cash and cash equivalents at beginning of period	69,217	96,871
Effect of exchange rates on cash and cash equivalents	(544)	1,209
Cash and cash equivalents at end of period	$3,493	$32,596

The accompanying notes form part of these financial statements

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 1 - BASIS OF PREPARATION

The general purpose financial statements for the interim half-year reporting period ended 30 June 2015 have been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board (AASB) 134 Interim Financial Reporting.  Compliance with AASB 134 ensures that the financial statements and notes also comply with International Accounting Standards (IAS) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2014 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies and methods of computation that are discussed in Note 1 of the Company’s 31 December 2014 annual financial statements have been consistently applied to the half-year reporting period ended 30 June 2015 unless otherwise stated.  The Company has adopted all new accounting standards and amendments issued by the AASB and the IASB that became mandatorily applicable as at 1 January 2015.  There was no material impact from the adoption of these standards.  The Company did not adopt any of the standards that have been issued by the AASB and the IASB, but were not mandatorily applicable during the period and is in the process of accessing the impact of adopting such standards.  Certain prior period comparatives have been reclassified to conform to the current period’s presentation.

The consolidated financial statements and accompanying notes are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 2 - REVENUE

	Six-months ended 30 June
	2015	2014
	US$’000	US$’000
Oil sales	$50,347	$61,720
Natural gas sales	2,707	3,833
Natural gas liquid (NGL) sales	2,058	3,858
Total revenue	$55,112	$69,411

All reported oil, NGL and natural gas volumes and revenues are shown net of royalties and transportation costs.

NOTE 3 — LEASE OPERATING AND PRODUCTION TAX EXPENSE

	Six-months ended 30 June
	2015	2014
	US$’000	US$’000
Lease operating expense	$(8,758)	$(6,479)
Production tax expense	(3,241)	(4,009)
Total lease operating and production tax expense	$(11,999)	$(10,488)

NOTE 4 — GENERAL AND ADMINISTRATIVE EXPENSE

	Six-months ended 30 June
	2015	2014
	US$’000	US$’000
Employee benefits expense, including wages and salaries	$(4,248)	$(3,753)
Administrative expense	(4,542)	(5,517)
Total general and administrative expense	$(8,790)	$(9,270)

NOTE 5 — INCOME TAX BENEFIT

During the six-months ended 30 June 2015 the Company recognised an income tax benefit of $12.2 million on a pre-tax loss of $33.9 million, representing 36% of pre-tax loss.  The difference between the prima facie tax benefit of $2.0 million at the Company’s statutory income tax rate of 30% is primarily due to the impact of foreign tax rates.

NOTE 6 — IMPAIRMENT OF NON-CURRENT ASSETS

At 30 June 2015, the Group reassessed the carrying amount of its non-current assets for indicators of impairment or whether there is any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy.

As at 30 June 2015, the Company determined there was:

•                  an indication of impairment for its Mississippian/Woodford development and production assets due to the extended depressed oil pricing environment and the Company’s expected use of those assets.

•                  no indication that the impairment loss related to its Eagle Ford development and production assets no longer existed as there was not significant change in the asset’s value or how the Company uses those assets.

•                  an indication of impairment for its Mississippian/Woodford exploration and evaluation expenditures due to the fact that a significant amount of its leases will expire in the near future and are not expected to be renewed.

•                  no indication of impairment for its Eagle Ford exploration and evaluation expenditures.

As at 31 December 2014, there was no indication that the Company’s Mississippian/Woodford exploration and evaluation expenditures were impaired as the lower oil price environment had just begun and there was not an expectation that leases set to expire in late 2015 would not be renewed.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 6 — IMPAIRMENT OF NON-CURRENT ASSETS (CONT)

Each of the Group’s development and production asset cash-generating units include all of its developed producing properties, shared infrastructure supporting its production and undeveloped acreage that the Group considers technically feasible and commercially viable.

Estimates of recoverable amounts are based on the higher of an asset’s value-in-use or fair value less costs to sell (level 3 fair value hierarchy), using a discounted cash flow method, and are most sensitive to the key assumptions such as pricing, discount rates, and reserve risk factors.  For its development and production assets, the Group has used the FVLCS calculation whereby future cash flows are based on estimates of hydrocarbon reserves in addition to other relevant factors such as value attributable to additional reserves based on production plans.  For its exploration and evaluation expenditures, the Group has used the FVLCS calculation determined by the probability weighted combination of a discounted cash flow method and market transactions for comparable undeveloped acreage.

Estimates of future commodity prices are based on the Group’s best estimates of future market prices with reference to external market analysts’ forecasts, current spot prices and forward curves.  At 30 June 2015, future NYMEX strip prices, adjusted for basis differentials, were applied to the period from 1 July 2015 to 30 June 2016 and gradually increased through the second half of 2016 and first half of 2017 to $75/bbl as at 1 July 2017 and thereafter.

The post-tax discount rate that has been applied to the development and production assets was 8.0%.  The Group also applied further risk-adjustments appropriate for risks associated with its Mississippian/Woodford developed and undeveloped reserves using a risk-adjustment rate of 5% and 30%, respectively, based on the risk associated with each reserve category.

The post-tax discount rate that has been applied to the exploration and evaluation expenditures was 15.0% and 20.0% for its probable and possible reserves, respectively.  The Group also applied further risk-adjustments appropriate for risks associated with its Mississippian/Woodford probable and possible reserves using a risk-adjustment rate of 50% and 70%, respectively, based on the risk associated with each reserve category.

Recoverable amounts and resulting impairment write-downs recognized in the statement of profit or loss and other comprehensive income for the six month period ended 30 June 2015 are presented in the table below:

	Carrying costs	Recoverable amount	Impairment
Cash-generating unit	US$’000	US$’000	US$’000

Mississippian/Woodford:
Development and production assets (1)	$62,940	$60,327	$2,613
Exploration and evaluation expenditures	18,867	5,495	13,372
Total Mississippian/Woodford oil and gas assets	$81,807	$65,822	$15,985

(1)  Carrying costs exclude work-in-progress that is not subject to impairment analysis.

The impairment charge of $16.0 million noted above is primarily the result from the lower oil price environment which decreased the fair value of the assets.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 7 — EARNINGS (LOSS) PER SHARE

	30 June 2015	30 June 2014
	US$’000	US$’000
Profit/(loss) for periods used to calculate basic and diluted EPS	$(21,695)	$12,669

	Number of shares	Number of shares
-Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	549,331,948	513,530,136
-Incremental shares related to options and restricted share units	Nil	2,929,085
-Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	549,331,948	516,459,221

Incremental shares related to options and restricted share units were excluded from 30 June 2015 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 8 — CREDIT FACILITIES

	30 June 2015	31 December 2014
	US$000	US$000
Morgan Stanley Revolving Facility	$30,000	$—
Morgan Stanley Term Loans	125,000	—
Wells Fargo Senior Credit Facility	—	95,000
Wells Fargo Junior Credit Facility	—	35,000
Total Credit Facilities	155,000	130,000
Deferred financing fees	(4,554)	(1,195)
Total credit facilities, net of deferred financing fees	$150,446	$128,805

On May 14, 2015, Sundance Energy Australia Limited and Sundance Energy, Inc. entered into a Credit Agreement (the “Credit Agreement”) with Morgan Stanley Energy Capital, Inc., as administrative agent (“Agent”) and the lenders from time to time party thereto, which provides for a $300 million senior secured revolving credit facility (the “Revolving Facility”) and term loans of $125 million (the “Term Loans), with an accordion feature providing for additional term loans of up to $50 million, subject to certain conditions.  The Revolving Facility is subject to a borrowing base, which has been set initially at $75 million. The Revolving Facility has a five year term (matures in May 2020) and the Term Loans have a 5 ½ year term (mature in November 2020).

The Revolving Facility and Term Loans refinanced the Company’s credit facilities with Wells Fargo Bank, N.A. and Wells Fargo Energy Capital, Inc., respectively. At closing, the Company used $145.0 million of the proceeds to pay off its previous credit facilities, which are fully paid-off. Approximately $1.1 million of deferred financing fees related to the previous credit facilities were written off due to the refinance.  In addition, the Company paid Wells Fargo et al $0.4 million of early termination fees at closing, for a total of $1.5 million of loss on debt extinguishment recorded in the statement of profit or loss and other comprehensive income.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 8 — CREDIT FACILITIES (CONT)

The Company is required under our Credit Agreement to maintain the following financial ratios:

•                  a minimum current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•                  a maximum leverage ratio, consisting of consolidated Revolving Facility Debt to adjusted consolidated EBITDAX (as defined in the Credit Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•                  a minimum interest coverage ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Credit Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•                  an asset coverage ratio, consisting of PV9% to Total Debt (as defined in the Credit Facility), of not less than 1.25 to 1.0, through 2016 and not less than 1.50 to 1.0 thereafter.

Subsequent to 30 June 2015 and through the date of this report, the Company drew $30.0 million on the Revolving Facility, bringing the total outstanding to $60.0 million and an undrawn capacity of $15.0 million.

NOTE 9 — DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2015	31 December 2014
	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	$3,869	$7,801
Non-current
Derivative financial instruments — commodity contracts	745	1,675
Derivative financial instruments — interest rate swaps	—	107
Total financial assets	$4,614	$9,583

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — interest rate swaps	$—	$(130)
Total financial liabilities	$—	$(130)

The change in the fair value of these commodity derivative financial instruments resulting in a loss of $5.6 million have been recognised in the statement of profit or loss and other comprehensive income within loss on derivative financial instruments. The interest rate swap derivative financial instruments was settled during the period and $0.1 million has been recognised in the statement of profit or loss and other comprehensive income within other (expense) / income.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 10 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the statement of financial position in accordance with the fair value hierarchy.  This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:                            quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:                            inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:                            inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.  The financial assets and liabilities measured at fair value in the statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 30 June 2015

	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	$—	$4,614	$—	$4,614
Development and production assets (1) (2)	—	—	60,327	60,327
Exploration and evaluation expenditure(2)	—	—	5,495	5,495
Total fair value	$—	$4,614	$65,822	$70,436

1)             Excludes Mississippian/Woodford work in progress as at 30 June 2015 and restoration provision assets totaling $11.8 million

2)             Mississippian/Woodford assets only (excludes Eagle Ford assets)

Consolidated 31 December 2014

	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	$—	$9,476	$—	$9,476
Interest rate swap contracts	—	107	—	107
Development and production assets (1)	—	—	455,084	455,084

Liabilities measured at fair value
Interest rate swap contracts	$—	$(130)	$—	$(130)

Net fair value	$—	$9,453	$455,084	$464,537

1)             Excludes work in progress as at 31 December 2014 and restoration provision assets totaling $63.9 million

During the half-year reporting periods ended 30 June 2015 and 2014 there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 10 — FAIR VALUE MEASUREMENT (CONT)

Measurement of Fair Value

a)  Derivatives

Derivatives entered into by the Company consisted of commodity contracts and interest rate swaps.  The Company utilises present value techniques and option-pricing models for valuing its derivatives.  Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads.  All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)  Credit Facilities

As at 30 June 2015, the Company had $30 million and $125 million of principal debt outstanding on the Revolving Facilities and the Term Loans, respectively. The estimated fair value of the Revolving Facility approximated its carrying amount due to the floating interest rate paid on such debt to be set for a period of three months or less.  The estimated fair value of the Term Loans was approximately $185 million, based on indirect, observable inputs (Level 2) regarding interest rates available to the Company. The fair value of the Term Loans was determined by using a discounted cash flow model using a discount rate that reflects the Company’s assumed borrowing rate at the end of the reporting period.

c)  Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 11 - ISSUED CAPITAL

Total ordinary shares issued at each year end are fully paid.

a)             Ordinary Shares

Number of Shares
Total shares issued at 31 December 2014	549,295,839
Restricted share units converted to ordinary shares	55,388
Total shares issued at 30 June 2015	549,351,227

Ordinary shares participate in dividends and the proceeds on winding of the parent entity in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

NOTE 12 — SHARE BASED PAYMENTS

Stock Options

The following table summarises the option activity for the six-month period ended 30 June 2015:

	Number of Options	Weighted Average Exercise Price A$
Outstanding at start of period	2,730,000	0.90
Formally issued	—	—
Forfeited	—	—
Exercised	—	—
Expired	—	—
Outstanding at end of period	2,730,000	0.90
Exercisable at end of period	2,130,000	0.88

Subsequent to 30 June 2015, all of the outstanding options (2,730,000) were converted to 1,275,000 restricted share units, which vest in accordance with the original options’ terms.  Subsequent to this conversion, the Company no longer had any outstanding options.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 12 — SHARE BASED PAYMENTS (CONT)

Restricted Share Units

During the six month period ended 30 June 2015, the shareholders and Board of Directors granted 2,809,479 of short term incentive restricted share units and 3,090,226 and 7,082,683 of long term incentive restricted share units (RSUs) to our CEO and certain other employees, respectively (total of 10,172,909 RSUs).  The STI RSUs and LTI RSUs granted to certain employees, other than our CEO, were granted, but not issued during the period.  All RSU awards were made in accordance with the long term equity component of the Company’s incentive compensation plan and include 1,545,113 and 2,815,681 of total shareholder return (TSR) RSUs issued to our CEO and certain other employees, respectively (total of 4,360,794).  The details of the plan and TSR RSUs are described in more detail in the remuneration section of the Directors’ Report of the Company’s Annual Report for the year ended 31 December 2014. Share based payment expense for RSUs awarded was calculated pursuant to AASB 2: Share Based Payments.  The fair values of RSUs were estimated at the date they were approved by the shareholders and granted to employees, except for the TSR RSUs, which were deemed to be immaterial for the six month period ended 30 June 2015.  This information is summarised for the Consolidated Group for the six month period ended 30 June 2015 below:

	Number of RSUs	Weighted Average Fair Value at Measurement Date (1)
Outstanding at beginning of period	2,964,177	A$0.93
Issued	3,090,226	A$0.58
Forfeited	(38,038)	A$0.93
Converted to ordinary shares	(55,388)	A$0.97
Outstanding at end of period	5,960,977	A$0.81
Vested at end of period	942,860	A$0.95

(1)         Weighted average fair value at measurement date excludes 1,545,113 of TSR RSUs

Subsequent to 30 June 2015, the 942,860 of RSUs vested as at 30 June 2015 were converted to ordinary shares.  As discussed above, all of the Company’s outstanding options were converted to 1,275,000 RSUs subsequent to 30 June 2015.

The following table summarises the RSUs granted and their related grant date, fair value and vesting conditions for the six-month period ended 30 June 2015:

Grant Date	Number of RSUs	Estimated Fair Value (US$’000)	Vesting Conditions
28 May 2015	1,545,113	$ 693	33% on 31 January 2016, 2017 and 2018
28 May 2015	1,545,113	Note (1) Below	0% - 200% based on 3 year total shareholder return
24 June 2015	4,267,002	$ 1,713	33% on 31 January 2016, 2017 and 2018
24 June 2015	2,815,681	Note (1) Below	0% - 200% based on 3 year total shareholder return
24 June 2015	2,809,479	$ 1,128	Fully vested upon issuance
	12,982,388	$ 3,534

(1)         TSR RSUs granted during the six month period ended 30 June 2015 were deemed to be immaterial and do not have an estimated fair value included in the table.  The Company’s valuation of these TSR RSUs granted in 2015 will be finalized prior to issuance of the Company’s 2015 annual report and the appropriate portion of the estimated grant date fair value will be recognized as share-based compensation included in general and administrative expense in the Company’s statement of profit or loss and other comprehensive income.

Upon vesting, and after a certain administrative period, the RSUs are converted to unrestricted ordinary shares.  As the daily closing price of the Company’s shares approximate its estimated fair value at that time, the Company used the grant date closing price to estimate the fair value of the RSUs.

SUNDANCE ENERGY AUSTRALIA LIMITED ACN 112 202 883 AND CONTROLLED ENTITIES

SELECTED EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

For the half-year ended 30 June 2015

NOTE 13 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America, which is the Company’s only major line of business and only major geographic area of operations. All of the basins and/or formations in which the Company operates have common operational characteristics, challenges and economic characteristics.  As such, Management has determined, based upon the reports reviewed by the Chief Operating Decision Maker (“CODM”) and used to make strategic decisions, that the Company has one reportable segment being oil and natural gas exploration and production in North America.

The Company’s CODM is its chief executive officer (CEO). The CEO reviews internal management reports on a monthly basis that are consistent with the information provided in the statement of profit or loss and other comprehensive income, statement of financial position and statement of cash flows.  As a result, no reconciliation is required, because the information as presented is used by the CEO to make strategic decisions.

NOTE 14 — CONTINGENT ASSETS AND LIABILITIES

At the date of signing this report, the Group is not aware of any significant contingent assets or liabilities that should be recognised or disclosed in accordance with AASB 137 — Provisions, Contingent Liabilities and Contingent Assets / IFRS 37 - Provisions, Contingent Liabilities and Contingent Assets.

NOTE 15 — EVENTS AFTER THE REPORTING PERIOD

Prior to 30 June 2015, the Company entered into a Share and Asset Sale Agreement (“SSA”) for the acquisition of New Standard Energy Ltd’s (NSE) U.S (Eagle Ford assets) and Cooper Basin assets (PEL570).  Upon execution of the SSA, the Company paid approximately A$243,000 to NSE for 122 million shares of Elixir Petroleum (ASX: EXR).  This investment is included in other current assets in the Company’s statement of financial position as at 30 June 2015.

The Company completed the transaction in August 2015.  The Eagle Ford assets acquired include approximately 5,500 net acres in Atascosa County, 7 gross producing wells with approximately 175 net Boe/d of current production and two wells that have been drilled but not yet completed.  The Cooper Basin asset acquired is a 17.5% working interest in the PEL570 concession.  Consideration for the acquisition included $15.0 million to repay NSE’s note with Credit Suisse, the issuance of 6 million new fully paid ordinary Company shares and the assumption of net working capital deficit of approximately $0.9 million.  Included in working capital acquired was the fair value of commodity derivative contracts covering 23,000 barrels of oil at an average floor price of $78 per barrel.  Upon payoff of the note, Credit Suisse assigned its 2.5% overriding royalty on the Eagle Ford assets to the Company.  Approximately 1.5 million of the 6 million Company shares will be held in escrow until resolution of due diligence.  The Company expects to sell the Cooper Basin asset acquired and 25% of the Eagle Ford assets acquired within twelve months of closing.

The initial accounting for the business combination was incomplete at the time these financial statements were authorised for issue.  Therefore, the fair value of the consideration transferred, assets acquired and liabilities assumed in the transaction have not been disclosed.

In August 2015, the Company received notice from the buyer of its non-operated Phoenix properties sold in December 2013 that they intend to file a lawsuit against the Company.  The claim of $0.9 million relates to costs not included by the buyer on the final post-closing settlement, for which it seeks reimbursement from the Company.  The Company does not believe the case has merit and, should the lawsuit be filed, intends to vigorously defend itself.

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Sundance Energy Australia Limited, I state that:

In the opinion of the directors:

1.              The financial statements and notes of Sundance Energy Australia Limited for the half-year ended 30 June 2015 are in accordance with the Corporations Act 2001, and:

a)             give a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the half-year ended on that date, and;

b)             comply with Australian Accounting Standards and the Corporations Regulations 2001 and Standards, as discussed in Note 1.

2.              There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Mike Hannell

Chairman
Adelaide
Dated this 9th day of September 2015

INDEPENDENT AUDITOR’S REVIEW REPORT

Ernst & Young 680 George Street Sydney NSW 2000 Australia GPO Box 2646 Sydney NSW 2001	Tel: +61 2 9248 5555 Fax: +61 2 9248 5959 ey.com/au

To the members of Sundance Energy Australia Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sundance Energy Australia Limited, which comprises the consolidated statement of financial position as at 30 June 2015, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls that the directors determine are necessary to enable the preparation of the half year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.  As the auditor of Sundance Energy Australia Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sundance Energy Australia Limited is not in accordance with the Corporations Act 2001, including:

a) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2015 and of its performance for the half-year ended on that date; and

b) complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

Michael Elliott
Partner
Sydney
9 September 2015

CORPORATE DIRECTORY

Directors

Michael D. Hannell — Chairman

Eric P. McCrady - Managing Director & CEO

Damien Hannes — Non-Executive Director

Neville W. Martin — Non—Executive Director

Weldon Holcombe — Non-Executive Director

Company Secretary

Damien Connor

Registered Office

32 Beulah Road,

Norwood. SA 5067

Ph. 08 8360 0388

Fax 08 8132 0766

Website: www.sundanceenergy.com.au

Corporate Headquarters

Sundance Energy Inc

633 17th Street, Suite 1950

Denver. CO 80202 USA

Ph.  +1(303) 543-5700

Fax  +1(303) 543-5701

Share Registry

Computershare Investor Services Pty Ltd

Level 5, 115 Grenfell Street

Adelaide  SA  5000

Australia

Auditors

Ernst & Young

Ernst & Young Centre

680 George Street

Sydney NSW 2000

Australia

Australian Legal Advisors

Baker & McKenzie

Level 27, AMP Centre

50 Bridge Street

Sydney, NSW 2000

Australia

Bankers

National Australia Bank Limited (Treasury Services) - Australia

Morgan Stanley Energy Capital Inc. (Debt Services) — United States

Bank of America Merrill Lynch (Treasury Services) — United States

Australian Securities Exchange

The Company is listed on the Australian Securities Exchange (ASX)

ASX Code:  SEA